FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act
I. General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☑	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Tax-Free Investments Trust

3.	Securities and Exchange Commission File No.: 811-02731

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑ Initial Application ☐ Amendment
5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stephen Rimes, Esq. Invesco Advisers, Inc. 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173 (713) 214-1968

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Invesco Advisers, Inc. 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173 (713) 626-1919

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

☑ Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

The fund is organized as a Delaware statutory trust.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Invesco Advisers, Inc. (the “Adviser), the fund’s investment adviser, is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Invesco Aim Distributors, Inc., the fund’s principal underwriter, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
The fund is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:

Name(s):

File No.: 811-___

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐No

If Yes, state the date on which the board vote took place: December 13, 2007

If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐No

If Yes, state the date on which the shareholder vote took place: February 29, 2008

If No, explain:
II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 30, 2008

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☐No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.
17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☐No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☑No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

	Paid by	Paid by	Total per
	Fund	Adviser	Category

(i) Legal expenses:	0	$400	$400
(ii) Accounting expenses:	0	0	0
(iii) Other expenses (filing fees and related expenses):	0	28,700	28,700

(iv) Total expenses (sum of lines (i)-(iii) above):	0	29,100	29,100

(b)	How were those expenses allocated?

Expenses associated with the merger transaction were allocated and approved by the fund’s Board of Trustees’ as follows:

The fund: 65%

The Adviser: 35%

This allocation is calculated after giving effect to any cost assumed by the Adviser through waivers and expense reimbursements. Pre-waiver allocations would be approximately 25% to the Adviser and 75% to the fund. This approval was also set forth in the Agreement and Plan of Reorganization, which indicated all expenses incurred in connection with the transaction will be borne by the parties as they mutually agree, which was approved by the fund’s shareholders.

(c)	Who paid those expenses?

See Item 22(a) above.

Tax Free Cash Reserves Portfolio continues to operate as an accounting entity in the new registrant. Any unamortized expenses paid by the Portfolio in the old registrant will be expensed by the Portfolio in the new registrant.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

☑ Yes ☐No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Tax-Free Cash Reserve Portfolio has been named as a nominal defendant in the following action based on allegations of improper market timing and related activity in the AIM Funds:

IN RE MUTUAL FUNDS INVESTMENT LITIGATION, MDL 1586, IN RE AIM, ARTISAN, INVESCO, STRONG AND T ROWE PRICE; INVESCO FUNDS SUB-TRACK, KARLIN v. AMVESCAP PLC, ET AL., which has been filed in the United States District Court for the District of Maryland, Case No. 04-MD-15864-FPS; No. 04-819. This action is a consolidated amended fund derivative action involving a single claim under Section 36(b) of the 1940 Act. All claims asserted against Tax-Free Investments Trust have been dismissed, although Tax-Free Investment Trust remains a nominal defendant in this lawsuit. On January 5, 2008, the parties reached an agreement in principle to settle this matter, subject to MDL Court approval. Individual class members have a right to object.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑No

If Yes, describe the nature and extent of those activities:
VI. Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Short-Term Investments Trust (Tax-Free Cash Reserve Portfolio was reorganized as a series portfolio of Short-Term Investments Trust).
(b)	State the Investment Company Act file number of the fund surviving the Merger: (i) 811-02729 — Short-Term Investments Trust.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization dated December 13, 2007, between Tax-Free Investments Trust, a Delaware statutory trust, acting on its own behalf and on behalf of its single series portfolio Tax-Free Cash Reserve Portfolio, and Short-Term Investments Trust, a Delaware statutory trust, acting on its own behalf and on behalf of its series Tax-Free Cash Reserve Portfolio was previously filed with the Commission as part of Tax-Free Investments Trust’s combined Proxy Statement/Prospectus filed on form type DEF 14A on December 28, 2007 (file number 811-02731).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Tax-Free Cash Reserve Portfolio (ii) he is the Senior Vice President of Tax-Free Investments Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ John M. Zerr
John M. Zerr,
Senior Vice President, Chief Legal Officer and Secretary Tax-Free Investments Trust